SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For March 31, 2006

MetroGAS Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 10, 2006 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND 2005

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND 2005

INDEX

Report of Limited Review

Unaudited Consolidated Interim Balance Sheets

Unaudited Consolidated Interim Statements of Income

Unaudited Consolidated Interim Statements of Cash Flows

Unaudited Notes to Consolidated Interim Financial Statements

Exhibits A, D, E, F, G and H

Unaudited Interim Balance Sheets

Unaudited Interim Statements of Income

Unaudited Interim Statements of Changes in Shareholders' Equity

Unaudited Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have reviewed the accompanying balance sheets of MetroGAS S.A. as of March 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for the three-month periods then ended and the complementary notes 1. to 15. and exhibits A, C, D, E, F, G and H. We have also reviewed the accompanying consolidated balance sheets of MetroGAS S.A. and its subsidiary as of March 31, 2006, and the related consolidated statements of income, and cash flows for the three-month period ended March 31, 2006, which are submitted as supplementary information. These interim financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Federación Argentina de Consejos Profesionales en Ciencias Económicas. A review of interim financial information consists principally of applying analytical procedures and making inquires of personnel responsible for financial and accounting matters. It is substantially less in scope that an audit conducted in accordance with generally accepted auditing standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  The Company has prepared the accompanying interim financial statements following the valuation and disclosure criteria adopted by the Comisión Nacional de Valores (Argentine National Securities Commission) which, as explained in Note 3.3., differ from accounting standards in effect in the Autonomous City of Buenos Aires in the recognition of inflation accounting as of September 30, 2003. The effects of this departure have not been quantified by the Company. Furthermore, as mentioned in Note 3.5.f), as from the unifying of professional accounting standards as from January 1, 2006, differences in standards between the Argentine National Securities Commission and professional accounting standards referred to valuation of deferred tax have been disappeared, and valuation is made at nominal value.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the interim financial statements, mainly the alteration of the fundamental parameters of the License, have affected the Company's economic and financial equation, generating uncertainty as to the future development of its business and the Company's ability to comply with the financial obligations assumed. Management is renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances.

  As explained in Note 9. to the interim financial statements, the effects of the devaluation of the Argentine peso on the Company's foreign currency financial debt as well as the circumstances mentioned in point 4. have resulted in the Company failing to pay principal and interest corresponding to financial obligations since March 25, 2002, as a consequence since that date the financial liabilities were overdue and claimable. On November 9, 2005 the Company announced a new financial restructuring proposal, which was accepted by approximately 95% of its creditors in April 2006. At the date of this report, completion of this process is pending, as well as the effective exchange of the restructured debt.

  The Company has prepared its projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of the renegotiation processes mentioned in points 4. and 5.. Due to their uncertain outcome, we are not in a position to determine whether the premises used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  The accompanying interim financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in points 4., 5. and 6., raise substantial doubt about the Company's ability to continue as a going concern. The accompanying interim financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

  Based on the work done, and on our examination of the financial statements of the Company for the years ended on December 31, 2005 and 2004, on which we issued our report dated March 8, 2006 containing exceptions due to circumstances similar to those mentioned in points 3. to 7. above, we report that:

  with the exception of the matters described in paragraphs 3. to 7. we are not aware of any material modifications that should be made to the interim financial statements of MetroGAS S.A. as of March 31, 2006 and 2005, and the consolidated interim financial statements of MetroGAS S.A. and its subsidiaries, as mentioned in point 1., for them to be in conformity with accounting principles generally accepted in Argentina;

  the information included for comparative purposes as of December 31, 2005 arise from the audited financial statements of MetroGAS S.A. at that date.

  The accompanying interim financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina

May 10, 2006

PRICE WATERHOUSE & CO. S.R.L. By (Partner)
Carlos N. Martínez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND 2005

Fiscal years No. 15 and 14 commenced January 1, 2006 and 2005

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of March 31, 2006

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of March 31, 2006	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND 2005

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of March 31, 2006	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS AS OF MARCH 31, 2006 AND 2005 AND AUDITED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2005

March 31, 2006	December 31, 2005	March 31, 2005
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 3 a))	540,163	523,784	396,488
Investments (Note 3 b))	151	146	41
Trade receivables, net (Note 3 c))	148,084	129,282	87,925
Other receivables (Note 3 d))	45,526	41,761	10,944
Inventories, net (Note 3 e))	2,534	2,451	2,422
Total current assets	736,458	697,424	497,820
NON-CURRENT ASSETS			
Other receivables (Note 3 f))	229,091	224,218	189,782
Fixed assets, net (Exhibit A)	1,696,024	1,704,104	1,747,613
Total non-current assets	1,925,115	1,928,322	1,937,395
Total assets	2,661,573	2,625,746	2,435,215
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 3 g))	137,700	144,757	103,649
Financial debt (Note 3 h))	1,738,783	1,673,107	1,569,767
Payroll and social security payable	7,032	9,342	5,690
Taxes payable	35,434	36,099	26,063
Other liabilities	36,565	33,729	32,424
Total debts	1,955,514	1,897,034	1,737,593
Provision for contingencies (Exhibit E)	3,772	3,315	1,994
Total current liabilities	1,959,286	1,900,349	1,739,587
NON-CURRENT LIABILITIES			
Accounts payable (Note 5)	19,870	18,122	13,466
Taxes payable	25,735	26,031	-
Total non-current liabilities	45,605	44,153	13,466
Total liabilities	2,004,891	1,944,502	1,753,053
MINORITY INTEREST	185	92	-
SHAREHOLDERS' EQUITY	656,497	681,152	682,162
Total	2,661,573	2,625,746	2,435,215

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME

March 31,	
	2006	2005
	Thousands of Ps., except for per share information	
Sales (Note 3 i))	199,304	186,048
Operating cost (Exhibit F)	(138,933)	(152,525)
Gross profit	60,371	33,523
Administrative expenses (Exhibit H)	(14,914)	(12,131)
Selling expenses (Exhibit H)	(15,691)	(13,530)
Operating income	29,766	7,862
Financing and holding results generated by assets		
Holding results	(24)	(141)
Interest income	5,516	2,147
Exchange gain (loss) and discounts	9,473	(7,208)
Financing and holding results generated by liabilities		
Holding results	(2,796)	(2,494)
Interest on commercial operations	(56)	(91)
Interest on financial operations	(28,094)	(28,058)
Exchange (loss) gain	(38,536)	56,169
Others	(417)	(207)
Other income, net	1,597	1,442
Minority interest	(93)	-
(Loss) income before income tax	(23,664)	29,421
Income tax (Note 2.5.i))	(991)	-
Net (loss) income for the period	**(24,655)**	**29,421**
Basic (loss) income per share (Note 2.6.)	**(0.04)**	**0.05**
Diluted (loss) income per share (Note 2.6.)	**(0.04)**	**0.05**

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock (Note 2 to the primary financial statements), the Company has consolidated its balance sheet line by line as of March 31, 2006 as well as its statements of income and cash flows for the period ended on that date with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The unaudited consolidated interim financial statements includes assets and liabilities as of March 31, 2006 and the results of operations for the three months ended on that date and assets and liabilities as of December 31, 2005 of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

The information included in the unaudited consolidated interim financial statements as of March 31, 2005 is shown with comparative purposes and has not been consolidated, because of MetroENERGÍA'S constitution on April 20, 2005.

NOTE 2 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its unaudited consolidated interim financial statements, which were applied consistently with those for the previous year.

2.1. Preparation and presentation of unaudited consolidated interim financial statements

The unaudited consolidated interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated interim financial statements for the three months ended March 31, 2006 and 2005 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the three months ended March 31, 2006 and 2005 do not necessarily reflect the proportion of the Company's results for the full years.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscals years or interim periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

The main modifications introduced by the new accounting standards are the following:

  The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

  The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in notes.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the consolidated interim financial statements of the Company.

2.2. Accounting estimates

The preparation of unaudited consolidated interim financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the unaudited consolidated interim financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these unaudited consolidated interim financial statements.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

2.3. Recognition of the effects of inflation

The unaudited consolidated interim financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

2.4. Comparative information

Balances as of December 31 and March 31, 2005, and for the three months ended March 31, 2005 disclosed in these unaudited consolidated interim financial statements for comparative purposes, result from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of March 31, 2006 in comparative format with that as of December 31 and March 31, 2005, since it is engaged in seasonal activities.

Certain amounts in the unaudited consolidated interim financial statements for the three months ended on March 31, 2005 and for the year ended on December 31, 2005 were reclassified for presentation on a comparative basis with those for the current period.

2.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Units in common investment funds were valued at their market value at the end of the period.

Saving accounts deposits were valued at their nominal value plus interest accrued at the end of the period.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end. Such unbilled revenues include Ps. 9.9 million for the period July-December of 2005 and Ps. 3 million for the period January-March of 2006, corresponding to the update of the tariffs according to the new Tariffs Framework approved, on a temporary basis, on March 21, 2006, by the National Gas Regulatory Authority ("ENARGAS") by means of Resolution No. 3,462, with retroactive effect as from July 1, 2005.

The line headed PURE Resolution No. 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

The controlled company, MetroENERGÍA, trades, on behalf of producers, natural gas with third buying parties, receiving a fee included under the line headed Sales in the Statement of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

As from the unification of the accounting standards (Note 2.1) disappears the existing discrepancy between the CPCECABA and the CNV related to the discount of the deferred income tax assets.

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003.

The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 9 to unaudited primary interim financial statements, the amount of interest capitalized during the three months ended March 31, 2006 and 2005 amounted to Ps. 726 thousand and Ps. 240 thousand, respectively, and for the year ended December 31, 2005 amounted to Ps. 1,536 thousand. During the three months ended March 31, 2006 and 2005, the Company capitalized Ps. 597 thousand and Ps. 551 thousand, respectively, and for the year ended December 31, 2005 Ps. 4,452 thousand, corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements.

Net value of these assets does not exceed its economic utilization value at the end of the period.

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carry forwards, considering the legal regulations in force at the date of issuance of these unaudited consolidated interim financial statements.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672
Movements of the period	18,160	58	(10,698)	1,874	(7,670)	1,724
Balances as of March 31, 2006	305,980	8,644	-	24,282	(177,510)	161,396

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2005	(10,529)	(6,952)	(17,481)
Movements of the period	(160)	(1,564)	(1,724)
Balances as of March 31, 2006	(10,689)	(8,516)	(19,205)

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company at March 31, 2006 amount to Ps. 305,980 thousand at the end of the period and Ps. 287,820 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 257,925 thousand expiring in 2007, Ps. 29,895 thousand expiring in 2009 and Ps. 18,160 thousand expiring in 2011.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2 to unaudited primary interim financial statements.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 177,510 thousand at the end of the period and Ps. 169,840 thousand at the beginning of the year.

Net deferred assets at the end of the period and at the beginning of the year derived from the information included in the preceding tables amount to Ps. 142,191 thousand.

Below is the reconciliation between income tax expensed and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

	March 31,
	2006	2005
	Thousands of Ps.
Income tax (benefit) expense calculated using the statutory rate over pre-tax (loss) income	(8,282)	10,297
Permanent differences
Restatement into constant currency	3,560	3,841
Non deductible expenses and non- computable income	(1,957)	1,932
Valuation allowance on deferred income tax assets	7,670	(16,070)
Total income tax (1)	991	-

Below is the reconciliation between income tax expensed and the income tax determined for fiscal purpose:
	March 31,
	2006	2005
	Thousands of Ps.
Income tax determined for fiscal purpose	(18,129)	6,268
Temporary differences	11,450	9,802
Valuation allowance on deferred income tax assets	7,670	(16,070)
Total income tax (1)	991	-

  The income tax charge corresponds to MetroENERGÍA.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 318 million and Ps. 322 million, at nominal values, at the close and beginning of the period, respectively. The difference of Ps. 4 million would have impacted in the results of the period. It is estimated that these liabilities will revert by approximately Ps. 12 million per year.

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables.

k) Severance pay

Severance pay is expensed when paid.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these unaudited consolidated interim financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the unaudited consolidated interim financial statements.

n) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 2.3. to the unaudited consolidated interim financial statements.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

o) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period. Volumes delivered were determined based on gas volumes purchased and other data.

p) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements.

2.6. Basic and diluted (loss) income per share

Basic and diluted (loss) income per share are calculated based on weighted average shares at March 31, 2006 and 2005, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

2.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying unaudited consolidated interim financial statements are as follows:

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS (Contd.)

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of March 31, 2006 and 2005 investments include "BODEN" bearing interest at an annual rate of 1.06%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2 to the primary interim financial statements.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrued interest at an annual 9.5% rate until December 31, 2005, in accordance with the ENARGAS and considering the recovery term of such credit. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 to the primary interim financial statements. Certain payables accrue CER adjustment clause (Note 2 to the primary interim financial statements).

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of March 31, 2006, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These unaudited consolidated interim financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of March 31, 2006, December 31, 2005 and March 31, 2005 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE 03-31-06
								FOR THE PERIOD			
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	ANNUAL RATE	AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,564	-	-	-	75,564	18,390	-	2%	402	18,792	56,772
High pressure mains	263,466	-	5,024	-	268,490	134,702	1,822	2.22% to 10%	2,492	139,016	129,474
Medium and low pressure mains	1,479,371	-	(5,024)	(73)	1,474,274	379,755	(1,842)	1.19% to 10%	8,585	386,498	1,087,776
Pressure regulating stations	57,695	-	-	-	57,695	28,801	-	4% to 12.5%	473	29,274	28,421
Consumption measurement installations	326,342	-	-	(134)	326,208	92,046	(48)	2.85% to 5%	2,945	94,943	231,265
Other technical installations	46,930	-	-	-	46,930	29,909	-	6.67%	728	30,637	16,293
Machinery, equipment and tools	26,140	-	(4)	-	26,136	23,545	-	6.67% to 20%	209	23,754	2,382
Computer and telecommunications equipment	150,556	-	281	(6)	150,831	135,557	(6)	5% to 50%	1,847	137,398	13,433
Vehicles	10,035	-	-	-	10,035	9,445	-	10% to 20%	38	9,483	552
Furniture and fixtures	5,453	-	-	-	5,453	5,399	-	10% to 20%	3	5,402	51
Materials	4,345	3,727	(2,010)	(28)	6,034	-	-	-	-	-	6,034
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	56,809	5,897	2,090	-	64,796	-	-	-	-	-	64,796
Advances to fixed assets suppliers	176	433	(597)	-	12	-	-	-	-	-	12
Subtotal	2,520,597	10,057	(240)	(241)	2,530,173	857,549	(74)	-	17,722	875,197	1,654,976
Distribution network extensions constructed by third parties	54,040	-	357	-	54,397	8,570	-	1.82% to 2.38%	264	8,834	45,563
Offsetting item for distribution network extensions	(2,807)	-	(117)	-	(2,924)	(137)	-	2% to 2.38%	(16)	(153)	(2,771)
Allowance for obsolescence of materials (Exhibit E)	(1,744)	-	-	-	(1,744)	-	-	-	-	-	(1,744)
Total as of March 31, 2006	2,570,086	10,057	-	(241)	2,579,902	865,982	(74)	-	17,970	883,878	1,696,024
Total as of December 31, 2005	2,582,083	45,794	-	(57,791)	2,570,086	822,044	(46,562)	-	90,500	865,982	1,704,104
Total as of March 31, 2005	2,582,083	7,234	-	(533)	2,588,784	822,044	(85)	-	19,212	841,171	1,747,613

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

ALLOWANCES

MAIN ACCOUNT	March 31, 2006			December 31, 2005	March 31, 2005
	BALANCE AT BEGINNING OF YEAR	INCREASE	BALANCE AT END OF THE PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF THE PERIOD
	Thousands of Ps.				
Deducted from assets					
For doubtful accounts	32,739	598 (1)	33,337	32,739	74,310
For obsolescence of materials					
Inventories	981	2 (3)	983	981	914
Fixed assets	1,744	-	1,744	1,744	1,744
Valuation allowance for fixed assets	-	-	-	-	10,784
Valuation allowance on deferred income tax assets	169,840	7,670 (2)	177,510	169,840	180,142
Total	205,304	8,270	213,574	205,304	267,894
Included in the liabilities					
Contingencies reserve	3,315	457 (1)	3,772	3,315	1,994
Total	3,315	457	3,772	3,315	1,994

Notes:
(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Income tax (Note 2.5.i)).
(3) Charged in results in the line Sundry materials of Exhibit H.

EXHIBIT F

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

OPERATING COST

EXHIBIT G

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	March 31, 2006			December 31, 2005		March 31, 2005	
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS							
CURRENT ASSETS							
Cash and banks							
Cash	US$ 5	3.0420	17	US$ 6	19	U$S 6	16
	LBE 4	5.2827	22	LBE 4	21	LBE 5	24
	Euros 2	3.6875	9	Euros 3	10	Euro 3	11
	Real 3	1.4238	4	Real 3	4	Real 4	4
Banks	US$ 132,691	3.0420	403,646	US$ 121,449	363,375	U$S 116,848	336,171
	Euros 20,264	3.6875	74,723	Euros 20,167	71,376		
Trade receivables	US$ 11,953	3.0420	36,361	US$ 8,730	26,120	U$S -	-
Other receivables	US$ 275	3.0420	837	US$ 344	1,029	U$S 373	1,074
Total Current Assets			515,619		461,954		337,300
TOTAL ASSETS			515,619		461,954		337,300
LIABILITIES							
CURRENT LIABILITIES							
Accounts payable	US$ 8,533	3.0820	26,298	US$ 5,412	16,408	U$S 32	93
Financial debts							
Overdrafts with foreign financial institutions	US$ 50,000	3.0820	154,100	US$ 50,000	151,600	U$S 50,000	145,850
Negotiable bonds (face value)	US$ 229,867	3.0820	708,450	US$ 230,000	697,360	U$S 230,000	670,910
	Euros 108,880	3.7363	406,808	Euros 109,500	392,766	Euro 109,500	414,337
Interest and other expenses payable to foreign financial institutions	US$ 85,798	3.0820	264,429	US$ 79,692	241,626	U$S 61,103	178,235
	Euros 28,172	3.7363	105,260	Euros 26,313	94,383	Euro 20,257	76,650
Total Current Liabilities			1,665,345		1,594,143		1,486,075
TOTAL LIABILITIES			1,665,345		1,594,143		1,486,075

US$: United States Dollars

LBE: Pounds Sterling

EXHIBIT H

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

EXPENSES INCURRED

MAIN ACCOUNT	March 31, 2006						March 31, 2005
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	371	4,078	-	4,578	4,028	13,055	10,539
Social security contributions	144	1,184	-	1,034	1,098	3,460	2,745
Directors´and members of Surveillance committee fee	-	-	-	132	-	132	56
Fees for professional services	-	89	-	1,190	62	1,341	845
Technical operator's fees	-	1,356	-	-	-	1,356	1,211
Sundry materials	-	508	-	-	-	508	795
Fees for sundry services	-	1,081	-	112	1,101	2,294	1,736
Postage, telephone and fax	-	87	-	244	846	1,177	993
Leases	-	16	-	453	139	608	554
Transportation and freight charges	-	-	-	70	-	70	62
Office materials	-	147	-	264	30	441	275
Travelling expenses	-	57	-	76	8	141	84
Insurance premium	-	-	-	601	2	603	711
Fixed assets maintenance	-	1,895	-	1,151	41	3,087	2,368
Fixed assets depreciation	-	15,748	-	2,222	-	17,970	19,212
Taxes, rates and contributions	-	318	33	1,818	6,541	8,710	7,889
Publicity	-	-	-	-	94	94	88
Doubtful accounts	-	-	-	-	598	598	358
Bank expenses and commissions	-	-	-	17	1,040	1,057	982
Interest on financial operations	726	-	-	-	-	726	240
Contingencies reserve	-	-	-	457	-	457	70
Others	82	243	-	495	63	883	952
Total as of March 31, 2006	1,323	26,807	33	14,914	15,691	58,768	52,765

Total as of March 31, 2005	791	26,218	95	12,131	13,530	52,765

METROGAS S.A.

UNAUDITED INTERIM BALANCE SHEETS AS OF MARCH 31, 2006 AND 2005

AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2005

March 31, 2006	December 31, 2005	March 31, 2005
		Thousands of Ps.	
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 4 a))	533,165	502,513	396,488
Investments (Note 4 b))	49	45	41
Trade receivables, net (Note 4 c))	110,503	99,132	87,925
Other receivables (Note 4 d))	45,166	41,448	10,944
Inventories, net (Note 4 e))	2,534	2,451	2,422
Total current assets	691,417	645,589	497,820
NON-CURRENT ASSETS			
Other receivables (Note 4 f))	228,404	223,813	189,782
Investments (Exhibit C)	3,497	1,749	-
Fixed assets, net (Exhibit A)	1,696,024	1,704,104	1,747,613
Total non-current assets	1,927,925	1,929,666	1,937,395
Total assets	2,619,342	2,575,255	2,435,215
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 g))	98,238	95,293	103,649
Financial debt (Note 4 h))	1,738,783	1,673,107	1,569,767
Payroll and social security payable	7,012	9,340	5,690
Taxes payable	34,830	35,119	26,063
Other liabilities	34,605	33,776	32,424
Total debts	1,913,468	1,846,635	1,737,593
Provision for contingencies (Exhibit E)	3,772	3,315	1,994
Total current liabilities	1,917,240	1,849,950	1,739,587
NON-CURRENT LIABILITIES			
Accounts payable (Note 6)	19,870	18,122	13,466
Taxes payable	25,735	26,031	-
Total non-current liabilities	45,605	44,153	13,466
Total liabilities	1,962,845	1,894,103	1,753,053
SHAREHOLDERS' EQUITY (as per related statements)	656,497	681,152	682,162
Total	2,619,342	2,575,255	2,435,215

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF INCOME

March 31,	
	2006	2005
	Thousands of Ps., except for per share information	
Sales (Note 4 i))	167,856	186,048
Operating cost (Exhibit F)	(112,087)	(152,525)
Gross profit	55,769	33,523
Administrative expenses (Exhibit H)	(13,986)	(12,131)
Selling expenses (Exhibit H)	(14,583)	(13,530)
Operating income	27,200	7,862
Equity in incomes of affiliate	1,748	-
Financing and holding results generated by assets		
Holding results	(25)	(141)
Interest income	5,506	2,147
Exchange gain (loss) and discounts	8,833	(7,208)
Financing and holding results generated by liabilities		
Holding results	(2,796)	(2,494)
Interest on commercial operations	(40)	(91)
Interest on financial operations	(28,094)	(28,058)
Exchange (loss) gain	(38,451)	56,169
Others	(405)	(207)
Other income, net	1,869	1,442
(Loss) income before income tax	(24,655)	29,421
Income tax (Note 3.5.j))	-	-
Net (loss) income for the period	**(24,655)**	**29,421**
Basic (loss) income per share (Note 3.6.)	**(0.04)**	**0.05**
Diluted (loss) income per share (Note 3.6.)	**(0.04)**	**0.05**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these unaudited interim financial statements and their effect on the economic and financial position of the Company.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of Ps. 1 per US$ 1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of March 31, 2006, the financial debt (original capital) of MetroGAS, to be valued as described above, amounted to Ps. 77,915 thousand.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be converted into pesos on a Ps. 1 = US$ 1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) company profitability.

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee").

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation approved by the EM. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the EM to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the Autonomous City of Buenos Aires and certain consumer organizations.

Through Executive Orders No. 2,437/02 and No. 146/03 the National Executive Power provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the Autonomous City of Buenos Aires, the National Ombudsman and consumer associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested the EM, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

Before the assumption of the actual president, Néstor Kirchner, MetroGAS sent a note with a summary of the Company's participation in the different stages of the renegotiation process until that date.

The actual administration that took office on May 25, 2003 signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis (the "Unit" or "UNIREN") was set up within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

This Unit is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework.

On October 1, 2003, the Government passed Law No. 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended for a year until December 31, 2005, through Law No. 25,972 issued in the Official Bulletin on December 17, 2004. On January 9, 2006, the Legislative Power passed Law No. 26,077 that once again extends the due date of the Emergency Law until December 31, 2006.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

The Unit summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyse different issues related to the license renegotiation. On November 28, 2003 the Unit sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the Unit proposing to include in the agenda issues that the Company considers relevant.

On January 13, 2005 the Unit sent a project of Letter of Understanding to all gas distributors where basic information was referred to non attached exhibits. The Company, according to response sent on January 27, 2005, understands that since being an incomplete document not arisen from negotiations maintained between the parties, MetroGAS does not have the necessary means to evaluate the project properly.

On February 3, 2005, UNIREN sent a new note, expressing its disagreement towards the line of argument and conclusions stated by MetroGAS in the note dated January 27, 2005.

MetroGAS' replied to the UNIREN's last note received on February 18, 2005, expressing that during the course of the process started by the government, the Company complied with the submittance of all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future. In addition it was stated that in spite of the delay in the regularization of the License Contract, the service is rendered in a normal, regular, continuous and efficiency way, keeping the quality level of the presentations, although the inexistence of actions or measures by the government contributing to minimizing the higher cost of the system's operation, maintenance and development.

In March 2005, through Joint Resolution EM No. 123/05 and MPFIPS No. 237/05, the Government summoned electricity and gas utility companies to Public Hearing in order to consider the terms and conditions of possible contract adjustments during the process developed within the framework of the Law of Public Emergency and other complementary norms.

A Public Hearing was held on April 22, 2005, when the Letter of Understanding proposed by UNIREN to MetroGAS was discussed. The proposal continues being renegotiated.

In June 2005 UNIREN sent MetroGAS, through note No. 1,449/05, a new proposal regarding the license renegotiation. Even when this proposal includes improvements regarding the original guidelines of the previous Letter of Understanding, MetroGAS' response to UNIREN expressed that it is still an unilateral proposal and made known its disposition to negotiate a balanced agreement for both parties.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

On November 24, 2005 the UNIREN sent to MetroGAS a project of Letter of Understanding where there where still issues set forth by the Company that had not been included, as for that matter MetroGAS made an alternative proposal on December 29, 2005.

On April 21, 2006 UNIREN sent MetroGAS a new project of Letter of Understanding, which is being analyzed by the technical team of the Company.

New Regulations

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts (Note 14), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, becoming reestablished since April 15, 2005 through Resolution No. 624/05 of the Energy Secretariat ("ES"), v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to uninterruptible customers and vii) creation of a Electronic Gas Market ("EGM") to supply natural gas under spot conditions and secondary transportation and distribution markets, operated by Buenos Aires Stock Exchange and ruled by the SE.

In May 2005 the ES issued Resolution No. 752/05, modified by Resolution No.930/05, which establishes that since September 1, 2005 the gas distribution service providers will not be able to sign short, medium and long term natural gas purchase contracts at points of entry into the Transportation System to supply firm and interruptible Large Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption during last year of consumption was equal or higher than 150,000 m3/month. This Resolution also establishes that providers are not allowed to use natural gas volumes available from contracts currently in force to supply the mentioned customers. Additionally, since January 1, 2006, the distributors will not be allowed to sign gas purchase contracts to supply neither General Service "P" customers with an average monthly consumption during last year of consumption higher than 9,000 m3 and lower than 150,000 m3 nor Compressed Natural Gas ("CNG") stations.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

On December 22, 2005 the ES passed Resolution No. 2,020/05 which rules Resolution No. 752/05. It established a new schedule to purchase natural gas in a direct way for a category of customers called General Service "P" and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase gas in a direct way as from March 1, 2006.

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry.

Dated February 9, 2006, through form letter No. 41/06, the EGM established a new extension, without a set due date, for CNG stations to present their gas requirements before such market.

Dated February 28, 2006, the ES issued Resolution No. 275/ 06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation , up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

Moreover, on February 27, 2006 the National Government announced an agreement made between natural gas producers and CNG stations to freeze current prices for CNG until December 31, 2006. Based on this, the agreement, which is to be signed by mid March 2006, will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs.

As of the date of issuance of these unaudited interim financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned norms will have on the Company's operations and results.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

MetroENERGÍA S.A. constitution

According to the new regulations, the Board of Directors of MetroGAS decided to create a stock company where MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties. The Company was incorporated on April 20, 2005 and registered in the Public Registry of Commerce on May 16, 2005 under the name of MetroENERGÍA S.A. ("MetroENERGÍA"). The remaining shareholders are BG Argentina S.A. and Y.P.F Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively.

Dated July 13, 2005, through a note from ENARGAS, MetroENERGÍA obtained the provisional registration in the Marketers Registry. As of July 28, 2005, MetroENERGÍA obtained the definitive registration as a Marketer.

Since the mentioned registration, MetroENERGÍA has signed natural gas supply agreements with different producers to supply users that must purchase gas from third providers. Likewise, MetroENERGÍA has signed natural gas supply contracts with large customers, General Service "G" users and General Service "P" users with consumption in the MetroGAS distribution area up to December 31, 2006 following the different dates that such clients should purchase natural gas from providers different than the licensee distribution service companies.

On January 2, 2006, MetroENERGÍA presented an administrative complaint before the MPFIyS against the ES Resolution No. 2,020/05 regarding restrictions to represent CNG stations in the purchase of natural gas within the EGM.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit the Company to serve its customer. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, which suspension would become a final waiver on December 31, 2006.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Deferral of the exchange losses deduction for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of Ps. 1.4 per US$ 1 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the unaudited financial interim statements as of March 31, 2006 as stated in Note 3.5.j).

Impact on the Company's financial and economic position

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatisation process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of its principal and interest payments on all of its financial debt (Note 9).

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

  To continue the process in connection with the renegotiation of the License;

  Contracts renegotiation in light of the current situation;

  To continue with the plan for reducing investments and expenses without thereby affecting the Company's obligation and ability to provide normal and reliable service to its customers;

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

  To maintain strict financial control in order to adjust financial expenditures to internally generated funds; and

  To continue with the plan to restructure all of the Company's financial indebtedness (Note 9).

The circumstances above described, have been considered by MetroGAS' management in performing the significant accounting estimates included in these unaudited interim financial statements including those related to the recoverable value of non-current assets. The Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

It is not possible to predict the outcome of the renegotiation of the License or its consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these unaudited interim financial statements should take account of the foregoing therefore the unaudited interim financial statements should be read in light of such uncertainties.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its unaudited interim financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of unaudited interim financial statements

The unaudited interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV.

The interim financial statements for the three months ended March 31, 2006 and 2005 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the three months ended March 31, 2006 and 2005 do not necessarily reflect the proportion of the Company's results for the full years.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The main modifications introduced by the new accounting standards are the following:

  The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

  The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in notes.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the interim financial statements of the Company.

3.2. Accounting estimates

The preparation of interim financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the interim financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these interim financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003.

The rate used for restatement of items was the IPM published by the National Institute of Statistic and Census.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.4. Comparative information

Balances as of December 31 and March 31, 2005, and for the three months ended March 31, 2005 disclosed in these interim financial statements for comparative purposes, result from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the interim balance sheet as of March 31, 2006 in comparative format with that as of December 31 and March 31, 2005, since it is engaged in seasonal activities.

Certain amounts in the interim financial statements for the three months ended on March 31, 2005 and for the year ended on December 31, 2005 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Saving accounts deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end. Such unbilled revenues include Ps. 9.9 million for the period July-December of 2005 and Ps. 3 million for the period January-March of 2006, corresponding to the update of the tariffs according to the new Tariffs Framework approved, on a temporary basis, on March 21, 2006, by the National Gas Regulatory Authority ("ENARGAS") by means of Resolution No. 3,462, with retroactive effect as from July 1, 2005.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The line headed PURE Resolution No. 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

As from the unification of the accounting standards (Note 3.1) disappears the existing discrepancy between the CPCECABA and the CNV related to the discount of the deferred income tax assets.

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each period.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

h) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of March 31, 2006 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003.

The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 9 the amount of interest capitalized during the three months ended March 31, 2006 and 2005 amounted to Ps. 726 thousand and Ps. 240 thousand, respectively, and for the year ended December 31, 2005 amounted to Ps. 1,536. During the three months ended March 31, 2006 and 2005 the Company capitalized Ps. 597 thousand and Ps. 551 thousand, respectively, and for the year ended December 31, 2005 Ps. 4,452 thousand corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of these assets does not exceed its economic utilization value at the end of the period.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carry forwards, considering the legal regulations in force at the date of issuance of these interim financial statements.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672
Movements of the period	18,160	58	(10,698)	1,874	(7,670)	1,724
Balances as of March 31, 2006	305,980	8,644	-	24,282	(177,510)	161,396

Deferred liabilities

	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2005	(10,529)	(6,952)	(17,481)
Movements of the period	(160)	(1,564)	(1,724)
Balances as of March 31, 2006	(10,689)	(8,516)	(19,205)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company at March 31, 2006 amount to Ps. 305,980 thousand at the end of the period and Ps. 287,820 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 257,925 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009 and Ps. 18,160 thousand expiring in 2011.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 177,510 thousand at the end of the period and Ps. 169,840 thousand at the beginning of the year.

Net deferred assets at the beginning and end of the period derived from the information included in the preceding tables amount to Ps. 142,191 thousand.

Below is the reconciliation between income tax expensed and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

	March 31,
	2006	2005
	Thousands of Ps.
Income tax (benefit) expense calculated using the statutory rate over pre-tax (loss) income	(8,629)	10,297
Permanent differences
Restatement into constant currency	3,560	3,841
Non deductible expenses and non- computable income	(2,601)	1,932
Valuation allowance on deferred income tax assets	7,670	(16,070)
Total income tax	-	-

Below is the reconciliation between income tax expensed and income tax determined for fiscal purpose:
	March 31,
	2006	2005
	Thousands of Ps.
Income tax determined for fiscal purpose	(19,120)	6,268
Temporary differences	11,450	9,802
Valuation allowance on deferred income tax assets	7,670	(16,070)
Total income tax	-	-

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount to Ps. 318 million and Ps. 322 million, at nominal values, at the close and beginning of the period, respectively. The difference of Ps. 4 million would have impacted in the results of the period. It is estimated these liabilities will revert by approximately Ps. 12 million per year.

k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables.

l) Severance pay

Severance pay is expensed when paid.

m) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

n) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these interim financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the interim financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period. Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted (loss) income per share

Basic and diluted (loss) income per share are calculated based on weighted average shares at March 31, 2006 and 2005, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE INTERIM FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying interim financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE INTERIM FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

As of March 31, 2006 and 2005 investments include "BODEN" bearing interest at an annual rate of 1.06%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrued interest at an annual 9.5% rate until December 31, 2005, in accordance with the ENARGAS and considering the recovery term of such credit. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (Note 2).

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of March 31, 2006, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These unaudited interim financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

  Rendering of services and sales of gas transportation to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of March 31, 2006, December 31, 2005 and March 31, 2005 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. As of the date of issuance of these unaudited interim financial statements its not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. As of the date of issuance of these unaudited interim financial statements it is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.2. "K" Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As a result of (i) the Argentine financial crisis (Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these unaudited interim financial statements is pending.

8.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of March 31, 2006 and 2005:
	March 31,
	2006		2005
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Overdrafts with foreign financial institutions	7.94%-11.26%	02/19/200206/14/2002	7.94%-11.26%	02/19/2002 06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the three months ended March 31, 2006 and 2005 are as follows:
	March 31,
	2006	2005
	Thousands of Ps.
- Nominal financial cost	28,820	28,298
- Capitalized interest (Note 3.5.i))	(726)	(240)
Total interest charged to results	28,094	28,058

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

NOTE 9 - FINANCIAL DEBT (Contd.)

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

NOTE 9 - FINANCIAL DEBT (Contd.)

On August 12, 2002, MetroGAS made an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to the remaining financial indebtedness.

As of September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Program of Issuance of Negotiable Bonds an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services, respectively.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent, and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

NOTE 9 - FINANCIAL DEBT (Contd.)

On March 31, 2005, the CNV, pursuant to Resolution No. 15,047, authorized the term extension of the previously mentioned Global Program of Issuance of Negotiable Bonds.

On November 9, 2005, the Company announced the commencement of a new solicitation of consents to restructure its unsecured financial indebtedness pursuant to a new APE under Argentine law. This solicitation of consents replaces the previous APE and improves its terms. MetroGAS' proposal basically offers three options to their financial creditors:

  Cash option by which the Company offers to buy up to US$ 160 million of capital of the existing debt, in cash at a price of US$ 750 per each US$ 1,000 of capital of such debt (or its equivalent in other currencies);

  Exchange Option from Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due on December 31, 2014, it pays the original principal amount of the debt in biannual installments as from June 2010, and has an 8% interest rate, as from the first to the sixth year, and 9% afterwards.

  Exchange Option from Series 2 denominated in United States Dollars, Euros and optional to certain financial creditors, in pesos, and will have a 105% amount of the amount of capital of the debt to be exchanged for this option. This Series is due on December 31, 2014, it pays the original principal amount of the debt in biannual installments as from June 2012, and has interest rates ranging from 3% to 8% as from the eighth year.

Additionally to the majority required by law for the legal approval of the APE (66.67%), MetroGAS established in its proposal the following alternatives: If the percentage of adherence is over 98% there will be a Voluntary Exchange; between 95% and 98%, it will be optional to the Company, the APE will be carried out or a Voluntary Exchange, or a combination of both alternatives; under 95% the APE will apply. If the APE is eventually accepted it will be binding to all debtors, either they accept this invitation or not. On January 26, 2006 the Company decided to reduce from 95% to 92% the majorities required to choose for a Voluntary Exchange, at the same time it extended the due date for executing the APE.

By and large the proposal avoids reduction of capital to those creditors who choose Series 1 and/or Series 2, reduces the Company's risk of refinancing, and allows to share with creditors the benefits of a possible improvement in the financial conditions of the Company.

On April 12, 2006 MetroGAS announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that time, the Company's Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250,000,000, Series 2 Class A Notes for up to US$ 10,000,000, and Series 2 Class B Notes for up to Euros 40,000,000, which will be given in exchange to current bondholders.

NOTE 9 - FINANCIAL DEBT (Contd.)

On April 27, 2006, the Company announced the conclusion of the APE process. This conclusion expresses creditors acceptance of the MetroGAS proposal submitted on November 9, 2005 as amended and supplemented.

At the time of the issuance of these unaudited interim financial statements the closing of the abovementioned process and the exchange of notes are pending.

As of March 31, 2006, costs related to the financial debt restructuring, amount to Ps. 24,494 thousand, which are shown under Other current receivables.

NOTE 10 - COMMON STOCK

As of March 31, 2006, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

The number of outstanding shares of each issuer's classes of Common Stock as of March 31, 2006 was as follows:
Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Total	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these unaudited interim financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

NOTE 10 - COMMON STOCK (Contd.)

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Additionally, the Company is prohibited by the terms of its Series C Notes (Note 9) from paying dividends during the continuation of an event of default there under.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

Common Stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

Such agreement is, among other conditions, subject to the approval by the ENARGAS and by the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia).

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since unappropriated retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

As a result of the new regulations issued (Note 2), the Company has renegotiated all of the gas purchase contracts in order to adapt contract conditions to provisions of Resolution No. 208/04 and in compliance with Resolutions No. 752/05 and No. 930/05, which establish that the gas distribution service providers will not be able to supply since September 1, 2005 to certain clients.

On December 22, 2005 the ES passed Resolution No. 2,020/05 which rules Resolution No. 752/05. It established a new schedule to purchase natural gas in a direct way for a category of customers called General Service P and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase gas in a direct way as from March 1, 2006.

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry.

On February 9, 2005, through form letter No. 41/06, the EGM established a new extension, without a set due date, for CNG stations to present their gas requirements before such market.

On February 28, 2006, the ES issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation , up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

Moreover, on February 27, 2006 the National Government announced an agreement made between natural gas producers and CNG stations to freeze current prices for CNG until December 31, 2006. Based on this, the agreement, which is to be signed by mid March 2006, will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs.

As of the date of issuance of these unaudited interim financial statements MetroGAS has to keep on supplying customers with consumptions over 9,000m3/month and under 15,000m3/month, since they do not have a stipulated date for the purchase of gas in a direct way.

On March 21, 2006 the ENARGAS by means of Resolution No. 3,462 approved, on a temporary basis, the tariff chart applicable as from July 1, 2005, which updates tariffs of the CNG and Subdistributors.

Based on these renegotiations, the gas supply contracted is the following:

Volumes daily averages for the years
	2006	2007	2008	2009	2010

MMCM/d (1)	10.3	1.2	1.2	1.0	0.9
MMCF/d (2)	362.6	41.8	41.8	34.5	33.1

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Volumes daily averages for the years
	2006	2007	2008	2009	2010

MMCM/d (1)	8.0	1.1	1.1	0.9	0.8
MMCF/d (2)	282.7	37.6	37.6	31.1	29.8
Amounts committed/year (3)	161.3	16.4	16.4	13.6	13.0

(1) Million cubic meters per day

(2) Million cubic feet per day

(3) Million pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts. In order to estimate the sales gas prices differentiation between Residential and Industrial it was considered the displacing in all of its phases.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of March 31, 2006.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 23.5 MMCM per day, considering contracts in force as of March 31, 2006.

The Company is obligated to pay approximately Ps. 387.5 million for the period between 2006 and 2007; Ps. 378.0 million for the period between 2008 and 2009 and Ps. 861.6 million for the period between 2010 and 2021, for firm transportation capacity under such contracts.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these unaudited interim financial statements it is not possible to assess the impact of these modifications.

TGS awarded to MetroGAS a firm transportation capacity of 159,459 m3/day from the reception area at Tierra del Fuego up to the delivery area at Greater Buenos Aires, under priority 3; that is, to supply its FD, SGG, SGP and firm CNG customers. This award shall be valid from June 1, 2005 to April 30, 2021. As of the day of presentation of these financial statements all transportation capacity contracted is available.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Térmica Costanera. Particularly for Central Dock Sud, contract modifications stipulate that the fine to be paid until the year 2006 cannot surpass 100% of the invoicing amount. MetroGAS will annually pay, as maximum, up to 30% of the invoicing amount and the remaining will be compensated in additional service days split in three equal parts during the following years. If this is not possible the established fine will be paid.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The Emergency Law (Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER or, 7% of Company Net Profits ("fee on profits") provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the fee on profits may be higher than Ps. 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the fee, an additional amount equivalent to the ordinary management fee of Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited derived from this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover Tax - Transfer to tariff

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5% until December 31, 2005.

Consequently, as of March 31, 2006 and 2005 the unaudited interim financial statements of the Company include a current receivable of Ps. 1,483 thousand and Ps. 3,500 thousand respectively and as of December 31, 2005 a current receivable of Ps. 1,547 thousand. Interests accrued at March 31, 2006 amount to Ps. 90 thousand and have been recognized as financial and holding results from assets in the statements of operations for this period.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Autonomous City of Buenos Aires. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these unaudited

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

interim financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2. Stamp Tax

On April 4, 2001, the tax authorities of the Province of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the Province of Neuquén asserted that MetroGAS is liable for stamp tax of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the Province of Neuquén informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to tacit acceptance contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Province of Neuquén not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by the Province of Río Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE. MetroGAS is responsible for an amount of Ps. 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the CSJN and obtained an injunction. Consequently, the Province of Río Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the Province of RíoNegro continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of provincial Decree No. 786/98. Furthermore, Province of Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom. MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an interim assessment.

MetroGAS has filed defence with the Province of Neuquén and on November 19, 2003 it brought an injunction within the framework of the declaratory judgment action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "YPF S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compañía Argentina de Petróleo S.A. against the Province of Neuquén on request of unconstitutionality". The recent rulings of CSJN, summarised above, would probably be applicable actions brought by MetroGAS.

In the case heard at the Supreme Court of Neuquén "MetroGAS against Province of Neuquén about request for declaratory judgment" notice has been served to MetroGAS by the representative of Neuquén Province to declare the case abstract and set court costs in the order established. The request is based on Executive Order No. 1,133/04 of June 7, 2004, which annulled the determination adopted by the provincial tax authority to demand stamp tax on "assigned contracts". It is clear that this change of criteria and the final administrative act are motivated by the abovementioned recent decisions of the Supreme Court of Neuquén. MetroGAS answered the petition requesting that the Province of Neuquén pay all court costs. On December 27, 2005 notice was served of the Supreme Court's ruling declaring MetroGAS' claim no longer valid due to the time elapsed since it was filed.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable and for that reason there is no debt recorded for this tax.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.3. Income Tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the Autonomous City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of March 31, 2006, the residual accounting value of the attached fixed assets amounted to Ps. 38.9 million.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

According to the abovementioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse and for that reason there is no provision for contingencies registered.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.4. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

15.4.1 Study, revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the study, revision and inspection of works in public spaces levy, which as of March 31 2006, amounts to Ps. 11.3 million.

MetroGAS presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

On October 19, 2005, MetroGAS was notified of a tax execution filed by the GCABA. On October 27, 2005 MetroGAS filed a defense opposing incorrect data in the instrument submitted and requested claim denial. Meanwhile, on November 24, 2005 ENARGAS was informed of such circumstance re-asking to pass through the levy in question to tariffs.

On March 15, 2006 notice was served of the Court's Resolution that dismisses MetroGAS' defence and orders the execution be carried out. This resolution was appealed.

Since the Company considers that the ENARGAS will authorize, in compliance to what is stated by the regulatory framework in force, the reallocation of the requested amounts to the tariff, it has not recorded a provision for contingencies in this connection.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.4.2 Occupancy of public space levy

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

As from 2003 the GCABA has demanded MetroGAS the payment of the occupancy of public space levy. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004 the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

On April 2005, the General Department of Legal Affairs of the Ministry of Economy, pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

On July 6, 2005, MetroGAS has been notified of the bill of payment for the fiscal years 1998 to 2002. Dated November 22, 2005 a sentence was pronounced instructing to carry out the proceedings until the full payment of the indebtedness, including interests and fees. As a consequence of which, on December 28, 2005 MetroGAS presented a note before the Dirección General de Rentas ("Revenue Department"), requesting to be able to resort to the Payment Facilitation Plan in 60 monthly installments ruled by Resolution No. 2,722 for the mentioned fiscal years. On the same date, another note was presented in such Department requesting to be able to resort to another Payment Facilitation Plan for the fiscal years 2003 and 2004. On January 16, 2006 another note was presented requesting to be able to resort to another Payment Facilitation Plan for the first three quotas of the year 2005. The debt demanded from MetroGAS, corresponding to the rate for using and occupying public spaces, amounts to Ps. 44.5 million (including interests and fines) as of March 31, 2006. The first installment of each one of the three facilitation plans has already been paid.

On March 28, 2006 MetroGAS presented to the ENARGAS a note informing the entrance to the facilitation plans mentioned and asking again the passthrough to tariffs. Since the Company considers ENARGAS will authorize, in compliance with the provisions of the current regulatory framework, passthrough to the tariff, as of March 31, 2006, this item has been recorded for Ps. 36,361 thousand in other non current receivables.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.5. Turnover tax (Province of Buenos Aires) - Rate increase

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On July 2003 the Province, by means of a pre-view, requested the payment of amounts that would have been received from customers, if the mentioned rate increase had been applied in the invoices (approximately Ps. 7.6 million, including interests and fines), this claim was duly rejected by MetroGAS. Dated October 12, 2005 the Revenue Department of the Province of Buenos Aires notified us Resolution No. 465/05 of the Assessment Procedure by the virtue of its office, which was closed on December 22, 2005, through Resolution No. 907/05, compelling us to pay the debt. Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

The Company believes that the resolution to such matter will be favorable and, therefore has not recorded a provision for contingencies in this connection. Nevertheless, in the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such tax to the tariffs paid by customers in compliance with the terms of the License.

15.6. Rates and charges

Through resolution No. 2778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. On December 31, 2005 the total amount demanded by the ENARGAS amounted to Ps. 17.3 million, including interests and fines, which has been recorded as a provision as of March 31, 2006.

15.7. Executives proceedings

At the time of these unaudited interim financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

As a consequence of one of the mentioned lawsuits a lien has been placed upon a building belonging to MetroGAS located in the Autonomous City of Buenos Aires. The net book value of the fixed assets subject to lien amounted to Ps. 2.3 million as of March 31, 2006.

Other two creditors made a request for bankruptcy, which was rejected after MetroGAS made the legal deposit of the demanded amounts. At present such amounts are kept in long-term deposits, renewable every 30 days, made out to the participating Court. Both creditors filed executive suits in order to be able to collect those amounts that were deposited.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

Besides, other bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 12.5 million as of March 31, 2006.

15.8. Others

At the date of issuance of these unaudited interim financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's unaudited interim financial statements as of March 31, 2006.

Jorge E. Verruno
Chairman of the Board of Directors

METROGAS S.A.

EXHIBIT A

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE 03-31-06
								FOR THE PERIOD			
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	ANNUAL RATE	AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,564	-	-	-	75,564	18,390	-	2%	402	18,792	56,772
High pressure mains	263,466	-	5,024	-	268,490	134,702	1,822	2.22% to 10%	2,492	139,016	129,474
Medium and low pressure mains	1,479,371	-	(5,024)	(73)	1,474,274	379,755	(1,842)	1.19% to 10%	8,585	386,498	1,087,776
Pressure regulating stations	57,695	-	-	-	57,695	28,801	-	4% to 12.5%	473	29,274	28,421
Consumption measurement installations	326,342	-	-	(134)	326,208	92,046	(48)	2.85% to 5%	2,945	94,943	231,265
Other technical installations	46,930	-	-	-	46,930	29,909	-	6.67%	728	30,637	16,293
Machinery, equipment and tools	26,140	-	(4)	-	26,136	23,545	-	6.67% to 20%	209	23,754	2,382
Computer and telecommunications equipment	150,556	-	281	(6)	150,831	135,557	(6)	5% to 50%	1,847	137,398	13,433
Vehicles	10,035	-	-	-	10,035	9,445	-	10% to 20%	38	9,483	552
Furniture and fixtures	5,453	-	-	-	5,453	5,399	-	10% to 20%	3	5,402	51
Materials	4,345	3,727	(2,010)	(28)	6,034	-	-	-	-	-	6,034
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	56,809	5,897	2,090	-	64,796	-	-	-	-	-	64,796
Advances to fixed assets suppliers	176	433	(597)	-	12	-	-	-	-	-	12
Subtotal	2,520,597	10,057	(240)	(241)	2,530,173	857,549	(74)	-	17,722	875,197	1,654,976
Distribution network extensions constructed by third parties	54,040	-	357	-	54,397	8,570	-	1.82% to 2.38%	264	8,834	45,563
Offsetting item for distribution network extensions	(2,807)	-	(117)	-	(2,924)	(137)	-	2% to 2.38%	(16)	(153)	(2,771)
Allowance for obsolescence of materials (Exhibit E)	(1,744)	-	-	-	(1,744)	-	-	-	-	-	(1,744)
Total as of March 31, 2006	2,570,086	10,057	-	(241)	2,579,902	865,982	(74)	-	17,970	883,878	1,696,024
Total as of December 31, 2005	2,582,083	45,794	-	(57,791)	2,570,086	822,044	(46,562)	-	90,500	865,982	1,704,104
Total as of March 31, 2005	2,582,083	7,234	-	(533)	2,588,784	822,044	(85)	-	19,212	841,171	1,747,613

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

ALLOWANCES

MAIN ACCOUNT	March 31, 2006				December 31, 2005	March 31, 2005
	BALANCE AT BEGINNING OF YEAR	INCREASE		BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	32,739	598	(1)	33,337	32,739	74,310
For obsolescence of materials						
Inventories	981	2	(3)	983	981	914
Fixed assets	1,744	-		1,744	1,744	1,744
Valuation allowance for fixed assets	-	-		-	-	10,784
Valuation allowance on deferred income tax assets	169,840	7,670	(2)	177,510	169,840	180,142
Total	205,304	8,270		213,574	205,304	267,894
Included in the liabilities						
Contingencies reserve	3,315	457	(1)	3,772	3,315	1,994
Total	3,315	457		3,772	3,315	1,994

Notes:
(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Income tax (Note 3.5.j)).
(3) Charged in results in the line Sundry materials of Exhibit H.

METROGAS S.A.

EXHIBIT F

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

OPERATING COST

METROGAS S.A.

EXHIBIT G

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	March 31, 2006			December 31, 2005		March 31, 2005	
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands		Thousands of Ps.	Thousands	Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS							
CURRENT ASSETS							
Cash and banks							
Cash	US$ 3	3.0420	10	US$ 4	12	U$S 6	16
	LBE 4	5.2827	22	LBE 4	21	LBE 5	24
	Euros 2	3.6875	9	Euros 3	10	Euro 3	11
	Real 3	1.4238	4	Real 3	4	Real 4	4
Banks	US$ 132,691	3.0420	403,646	US$ 121,449	363,375	U$S 116,848	336,171
	Euros 20,264	3.6875	74,723	Euros 20,167	71,376		
Other receivables	US$ 275	3.0420	837	US$ 344	1,029	U$S 373	1,074
Total Current Assets			479,251		435,827		337,300
TOTAL ASSETS			479,251		435,827		337,300
LIABILITIES							
CURRENT LIABILITIES							
Accounts payable	US$ 15	3.0820	46	US$ 156	473	U$S 32	93
Financial debts							
Overdrafts with foreign financial institutions	US$ 50,000	3.0820	154,100	US$ 50,000	151,600	U$S 50,000	145,850
Negotiable bonds (face value)	US$ 229,867	3.0820	708,450	US$ 230,000	697,360	U$S 230,000	670,910
	Euros 108,880	3.7363	406,808	Euros 109,500	392,766	Euro 109,500	414,337
Interest and other expenses payable to foreign financial institutions	US$ 85,798	3.0820	264,429	US$ 79,692	241,626	U$S 61,103	178,235
	Euros 28,172	3.7363	105,260	Euros 26,313	94,383	Euro 20,257	76,650
Total Current Liabilities			1,639,093		1,578,208		1,486,075
TOTAL LIABILITIES			1,639,093		1,578,208		1,486,075

US$: United States Dollars
LBE: Pounds Sterling

METROGAS S.A.

EXHIBIT H

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

EXPENSES INCURRED

MAIN ACCOUNT	March 31, 2006						March 31, 2005
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	371	4,078	-	4,578	3,971	12,998	10,539
Social security contributions	144	1,184	-	1,034	1,088	3,450	2,745
Directors´and members of Surveillance committee fee	-	-	-	132	-	132	56
Fees for professional services	-	89	-	1,178	38	1,305	845
Technical operator´s fees	-	1,356	-	-	-	1,356	1,211
Sundry materials	-	508	-	-	-	508	795
Fees for sundry services	-	1,081	-	107	1,101	2,289	1,736
Postage, telephone and fax	-	87	-	244	846	1,177	993
Leases	-	16	-	453	139	608	554
Transportation and freight charges	-	-	-	70	-	70	62
Office materials	-	147	-	260	30	437	275
Travelling expenses	-	57	-	76	8	141	84
Insurance premium	-	-	-	601	2	603	711
Fixed assets maintenance	-	1,895	-	1,151	41	3,087	2,368
Fixed assets depreciation	-	15,748	-	2,222	-	17,970	19,212
Taxes, rates and contributions	-	318	33	914	5,538	6,803	7,889
Publicity	-	-	-	-	94	94	88
Doubtful accounts	-	-	-	-	598	598	358
Bank expenses and commissions	-	-	-	15	1,040	1,055	982
Interest on financial operations	726	-	-	-	-	726	240
Contingencies reserve	-	-	-	457	-	457	70
Others	82	243	-	494	49	868	952
Total as of March 31, 2006	1,323	26,807	33	13,986	14,583	56,732	52,765

Total as of March 31, 2005	791	26,218	95	12,131	13,530	52,765

Basis of Presentation

The consolidated interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated interim financial statements for the three months ended March 31, 2006 and 2005 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the three months ended March 31, 2006 and 2005 do not necessarily reflect the proportion of the Company's results for the full years.

The consolidated interim financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of March 31, 2006 and December 31, 2005 as well as its statements of income and cash flow for the three months ended as of March 31, 2006 with the financial statements of its controlled company (MetroENERGÍA S.A.) in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

The main modifications introduced by new accounting standards are the following:

  The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

  The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in notes.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the consolidated interim financial statements of the Company.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the consequent increase of internal prices.

Moreover, such law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

The Company entered into agreements with these characteristics, being the most important the ones related to the purchase of natural gas, essential for the rendering of the licensed service. In accordance to what was stipulated in the Agreement for Implementing of the Scheme for the Normalization of Natural Gas Prices and to the renegotiation of all the agreements entered into with the Company's suppliers of natural gas and subject to a continuous compliance by the National Government of all liabilities taken in this agreement, gas producers who have accepted the renegotiation have committed themselves to suspend actions and/or proceedings issued against gas distributing licensees corresponding to claims arising from the mentioned Law; which suspension would become a final waiver on December 31, 2006.

Moreover, the provisions of the Emergency Law modify standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly, those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

The situations previously described, have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated interim financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

According to what was described in Note 2 to primary interim financial statements, the Company's Management has implemented an action plan to reverse the hard context impact on MetroGAS' operations. In such note, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees and the uncertainties generated about the future results of the Company.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On September 30, 1997 National Gas Regulatory Authority ("ENARGAS") issued Resolution No. 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Investment Factor. Under the tariff tables effective between July 1, 1998 and July 1, 2001, the "K" Investment Factor was applied to residential, small and medium-sized commercial and industrial consumers, sub-distributors and compressed natural gas ("CNG").

On February 1, 2002, ENARGAS, according to the Emergency Law, approved the tariff chart without including the US Producer Price Index adjustment applicable as from January 1, 2002. Consequently, MetroGAS has filed an administrative action which resolution is pending as of the date of issuance of these consolidated interim financial statements.

Subsequently, ENARGAS approved temporarily and for the period from May 1 to June 30, 2002, the tariff chart expressed in pesos. The tariffs approved corresponded to the price of gas at wellhead for the same period of 2001. ENARGAS extended these tariffs for another month, up to July 31, 2002 and finally ratified them as from August 1, 2002.

Executive Order No. 181 issued on February 13, 2004, created new categories of residential customers (R1, R2 and R3) and Small General Service (P1, P2 and P3). Tariffs applicable to all residential categories and to P1 and P2 categories did not suffer the increase of the gas price at wellhead passed through.

On April 29, 2004, Resolution No. 415 of the Energy Secretariat established the Program for the Rational Use of Energy, based on incentives and additional charges for excess of consumption. The objective of this program is to encourage residential and commercial customers to reduce or not to increase their gas consumption with reference to the same period of 2003, in order to have more gas available for industrial use. Residential customers R1, R2, R3, and customers of the P General Service, whose monthly annual average consumption classifies them in the first or second stage of the category, shall be active players of the program. The program, valid for one year and extendable upon criterion of the Energy Secretariat, was suspended from September 15, 2004 to April 30, 2005, and resumed from April 15 to September 30, 2005 by Resolution No. 624/05 of the Energy Secretariat.

On May 11, 2004 the ENARGAS by means of Resolution No. 3,014 approved, on a temporary basis, the tariff chart expressed in pesos applicable to the period extending from May 1, 2004 to September 30, 2004.

On October 28, 2004 the ENARGAS by means of Resolution No. 3,092 approved, on a temporary basis, the tariff chart expressed in pesos applicable to the period extending from October 1, 2004 to April 30, 2005.

On June 8, 2005 ENARGAS temporary approved, through Resolution No. 3,208, the tariff chart expressed in pesos and applicable from May 1 to June 30, 2005. On July 12, 2005 ENARGAS temporary approved, through Resolution No. 3,227, a new tariff chart that replaces the one approved by Resolution No. 3,208, applicable for the period May 1 to June 30, 2005.

On March 21, 2006 the ENARGAS by means of Resolution No. 3,462 approved, on a temporary basis, the tariff chart applicable as from July 1, 2005.

The abovementioned tariff charts contain the values of the price of gas at wellhead that results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed between the Energy Secretariat and natural gas producers.

Analysis of Operations for the three months ended March 31, 2006 and 2005

The Company's sales during the three months ended March 31, 2006, increased 7.1% and operating costs decreased 8.9% compared to the same period of the year 2005, thus producing an increase in gross profit of Ps. 26,848 thousand, amounting to Ps. 60,371 thousand during the three months ended March 31, 2006 compared to Ps. 33,523 thousand in the same period of the previous year.

During the three months ended March 31, 2006 an operating income of Ps. 29,766 thousand was recorded compared to an operating income of Ps. 7,862 thousand recorded in the same period of the previous year.

During the three months ended March 31, 2006 a financial and holding loss of Ps. 54,934 thousand was recorded compared to a gain of Ps. 20,117 thousand recorded in the same period of the previous year. Such variation was mainly a consequence of interests and of the fluctuation in the exchange rate applicable to the financial debt in foreign currency.

The Company's net loss for the three months ended March 31, 2006 amounted to Ps. 24,655 thousand compared to a net gain of Ps. 29,421 thousand for the same period of the previous year.

Operating results and financial position

Sales

The Company's sales during the three months ended March 31, 2006 increased by 7.1%, amounting to Ps. 199,304 thousand compared to Ps. 186,048 thousand in the same period of the previous year. Such increase was mainly due to an increase in the gas price included in the tariffs according to the tariff charts approved by ENARGAS on a temporary basis on June 8, 2005, July 12, 2005 and March 21, 2006, partially offset by a decreased in the sales volumes.

Sales to residential customers during the three months ended March 31, 2006 increased by 7.6% amounting to Ps. 56,546 thousand compared to Ps. 52,568 thousand in the same period of the previous year. Furthermore, delivered volumes to residential customers increased by 11.1% during the three months ended March 31, 2006 compared to the same period of the previous year, mainly due to lower average temperatures recorded in the current period.

Sales to power plants decreased by 38.9% during the three months ended March 31, 2006 compared to the same period of the previous year. This decrease was mainly due to the sales on behalf third parties, compared with the same period of the previous year. The volumes decreased by 14.2% mainly due to the increase of hydraulic generation.

Sales to industrial, commercial and governmental customers increased by 48.3% during the three months ended March 31, 2006 compared to the same period of the previous year mainly due to the retroactive adjustment as of July 1, 2005 in the gas price included in the tariff which was approved by ENARGAS in March 2006 and due to a change in the mix of sales with an increase in the sales volumes which have a higher tariff than the transportation and distribution services. Furthermore, delivered volumes decreased by 1.5% compared to the same period of the previous year.

Sales of CNG increased by 47.7% during the three months ended March 31, 2006 compared to the same period of the previous year mainly due to an increase in the gas price included in the tariff. Furthermore CNG delivered volumes during the three months ended March 31, 2006 decreased by 3.2% compared to the same period of the previous year due to a lower demand as a consequence of a decrease in the price differential between GNC and alternatives fuel.

Sales of gas for processing during the three months ended March 31, 2006 increased by 94.3% compared to the same period of the previous year, mainly due to an increase in delivered volumes.

The following chart shows the Company's sales by customer category for the three months ended March 31, 2006 and 2005, expressed in thousands of pesos:
	For the three months ended March 31, 2006	% of Sales	For the three months ended March 31, 2005	% of Sales
Gas sales:
Residential	56,546	28.4	52,568	28.3
Power Plants	12,394	6.2	41,321	22.2
Industrial, Commercial and Governmental	33,638	16.9	25,331	13.6
Compressed Natural Gas	37,106	18.6	25,116	13.5
Subtotal	139,684	70.1	144,336	77.6
Transportation and Distribution Services
Power Plants	29,567	14.8	27,373	14.7
Industrial, Commercial and Governmental	16,388	8.2	8,406	4.5
Subtotal	45,955	23.0	35,779	19.2
Processed Natural Gas	11,526	5.8	5,933	3.2
Selling commission	2,139	1.1	-	-
Total of Sales	199,304	100.0	186,048	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the three months ended March 31, 2006 and 2005, expressed in million of cubic meters:
	For the three months ended March 31, 2006	% of Volume of Gas Delivered	For the three months ended March 31, 2005	% of Volume of Gas Delivered
Gas sales:
Residential	190.5	9.7	171.4	8.0
Power Plants	102.5	5.2	383.3	18.0
Industrial, Commercial and Governmental	196.1	9.9	160.4	7.5
Compressed Natural Gas	159.8	8.1	165.1	7.7
Subtotal	648.9	32.9	880.2	41.2
Transportation and Distribution Services
Power Plants	1,161.4	58.9	1,089.3	51.0
Industrial, Commercial and Governmental	113.1	5.7	153.5	7.2
Subtotal	1,274.5	64.6	1,242.8	58.2
Processed Natural Gas	49.0	2.5	11.8	0.6
Total delivered volume	1,972.4	100.0	2,134.8	100.0

Operating costs

Operating costs totaled Ps. 138,933 thousand during the three months ended March 31, 2006, representing a 8.9% decrease compared to Ps. 152,525 thousand recorded in the same period of the previous year. This decrease was mainly attributed to the 17.0% gas cost decrease as a result of the decrease in the volumes of gas purchased, compared with the same period of the previous year, slightly offset by the increase in payroll and social contributions.

During the three months ended March 31, 2006, 743.5 million of cubic meters were acquired representing a decrease of 33% compared to the gas volumes purchased in the same period of the year 2005. This decrease was mainly due to the lower volume delivered mainly to power plants.

Gas transportation costs decreased slightly from Ps. 47,808 thousand during the three months ended March 31, 2005 to Ps. 46,999 thousand during the same period of the year 2006. Gas transportation tariffs have not been increased since January 2002 when the Emergency Law became effective.

During the three months ended March 31, 2006 and 2005, the Company capitalized Ps. 597 thousand and Ps. 551 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the three months ended March 31, 2006 and 2005, expressed in thousands of pesos:
	For the three months ended March 31, 2006	% of Total Operating Costs	For the three months ended March 31, 2005	% of Total Operating Costs

Gas purchases	65,094	46.9	78,404	51.4
Gas transportation	46,999	33.8	47,808	31.3
Depreciation of fixed assets	15,748	11.3	16,646	11.0
Payroll and social contributions	5,777	4.2	4,751	3.1
Fixed assets maintenance	1,895	1.4	1,314	0.9
Technical operator's fees	1,356	1.0	1,211	0.8
Sundry materials	508	0.4	795	0.5
Fees for sundry services	1,081	0.7	481	0.3
Other operating expenses	1,072	0.8	1,666	1.1
Capitalization of operating costs in fixed assets	(597)	(0.5)	(551)	(0.4)
Total	138,933	100.0	152,525	100.0

Administrative expenses

Administrative expenses increased by 22.9% from Ps. 12,131 thousand during the three months ended March 31, 2005 to Ps. 14,914 thousand during the same period of year 2006. This increase was mainly due to higher payroll and social contributions and taxes, rates and contributions.

Selling expenses

Selling expenses increased by 16.0% from Ps. 13,530 thousand during the three months ended March 31, 2005 to Ps. 15,691 thousand in the same period of the year 2006. This increase was mainly due to higher payroll and social contributions and taxes, rates and contributions.

Financing and holding results

Financing and holding results for the three months ended March 31, 2006 totaled a loss of Ps. 54,934 thousand compared to a gain of Ps. 20,117 thousand in the same period of the previous year. Such variation was a consequence of the fluctuation in the exchange rate applicable to the financial debt in foreign currency with financial entities out of the Argentine financial system.

Other income, net

Other income net, for the three months ended March 31, 2006 totaled a gain of Ps. 1,597 thousand compared to a gain of Ps. 1,442 thousand recorded in the same period of the previous year.

Income tax

During the three months ended March 31, 2006, the Company registered Ps. 991 thousand as charge for income tax corresponding to its participation in MetroENERGÍA, while no charge had been registered as of March 31, 2005.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 25,715 thousand during the three months ended March 31, 2006 while during the same period of the previous year were Ps. 34,689 thousand. The decrease in net cash flows provided by operating activities was mainly due to the net loss registered in the period, compared to the gain of the same period of the year 2005, and the higher cash flows required by working capital.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 9,331 thousand during the three months ended March 31, 2006, due to higher fixed assets, compared to Ps. 7,300 thousand used during the same period of the previous year.

Liquidity and capital resources

Financing

As of March 31, 2006, the total indebtedness of the Company was Ps. 1,738,783 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company.

On March 26, 2002, the BCBA decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of its financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

On August 12, 2002 MetroGAS made a payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to the remaining financial indebtedness.

On September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Program of Issuance of Negotiable Bonds an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court preventive agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services, respectively.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as co-trustee, register co-agent and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

On March 31, 2005, the CNV, pursuant to Resolution No. 15,047, authorized the term extension of the previously mentioned Global Program of Issuance of Negotiable Bonds.

On November 9, 2005, the Company announced the commencement of a new solicitation of consents to restructure its unsecured financial indebtedness pursuant to a new APE under Argentine law. This solicitation of consents replaces the previous APE, issued on November 7, 2003.

On April 12, 2006 MetroGAS announced the acceptance of holders representative of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

On April 27, 2006, the Company announced the conclusion of the APE process. This conclusion expresses bondholders acceptance of the MetroGAS proposal submitted on November 9, 2005 as amended and supplemented (Note 9 to primary interim financial statements).

Capitalization

The Company's total capitalization as of March 31, 2006 amounted to Ps. 2,395,280 thousand, consisting of Ps. 1,738,783 thousand short-term financial debt and Ps. 656,497 thousand shareholders' equity.

Comparative unaudited consolidated interim balance sheets

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's unaudited consolidated interim financial statements as of March 31, 2006, due to the incorporation of the controlled company MetroENERGÍA S.A., registered in the Public Registry of Commerce on May 16, 2005 and the unaudited interim financial statements as of March 31, 2005, 2004, 2003 and 2002, in constant Argentine pesos as of March 1, 2003.
	03.31.06	03.31.05	03.31.04	03.31.03	03.31.02
Thousands of Ps.
Current assets	736,458	497,820	341,687	214,967	345,625
Non-current assets	1,925,115	1,937,395	1,986,279	2,091,058	2,661,578
Total assets	2,661,573	2,435,215	2,327,966	2,306,025	3,007,203
Current liabilities	1,959,286	1,739,587	1,541,923	1,416,712	1,309,626
Non-current liabilities	45,605	13,466	8,457	4,723	1,520,139
Total liabilities	2,004,891	1,753,053	1,550,380	1,421,435	2,829,765
Minority interest	185	-	-	- ,	-
Shareholders' equity	656,497	682,162	777,586	884,590	177,438
Total	2,661,573	2,435,215	2,327,966	2,306,025	3,007,203

Comparative unaudited consolidated interim statements of income

The chart below contains a summary of the unaudited consolidated interim statement of income for the three months ended March 31, 2006, and the unaudited interim statements of income for the three months ended March 31, 2005, 2004, 2003 and 2002, in constant Argentine pesos as of March 1, 2003.

03.31.06		03.31.05	03.31.04	03.31.03	03.31.02
Thousands of Ps.
Gross profit	60,371	33,523	21,207	11,102	38,286
Administrative and selling expenses	(30,605)	(25,661)	(25,605)	(28,087)	(53,886)
Operating income (loss)	29,766	7,862	(4,398)	(16,985)	(15,600)
Financial and holding results	(54,934)	20,117	13,518	113,565	(1,647,000)
Other income, net	1,597	1,442	56	39	(51)
Minority interest	(93)	-	-	-	-
(Loss) income before income tax	(23,664)	29,421	9,176	96,619	(1,662,651)
Income tax	(991)	-	(7,308)	2,007	582,158
Net (loss) income	(24,655)	29,421	1,868	98,626	(1,080,493)

Comparative statistical data

The chart below shows a summary of operating data for the three months ended March 31, 2006, 2005, 2004, 2003 and 2002.
	03.31.06	03.31.05	03.31.04	03.31.03	03.31.02
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	743,529	1,102,195	1,044,490	552,124	476,495
Gas contracted by third parties	1,410,175	1,239,495	1,023,979	761,784	1,053,296
	2,153,704	2,341,690	2,068,469	1,313,908	1,529,791
Volume of gas withheld:
-Transportation	(130,278)	(155,067)	(132,612)	(91,548)	(106,163)
-Loss in distribution	(48,510)	(51,199)	(50,469)	(38,646)	(20,814)
-Transportation and processing gas production	(2,503)	(607)	(3,277)	(711)	(1,400)
Volume of gas delivered	1,972,413	2,134,817	1,882,111	1,183,003	1,401,414

Comparative ratios

The chart below contains certain financial ratios as of March 31, 2006, 2005, 2004, 2003 and 2002.
	03.31.06	03.31.05	03.31.04	03.31.03	03.31.02

Liquidity	0.38	0.29	0.22	0.15	0.26
Solvency	0.33	0.39	0.50	0.62	0.06
Immobilization	0.72	0.80	0.85	0.91	0.89

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
March	2002	0.75	3.30
March	2003	0.69	2.40
March	2004	1.60	5.35
January	2005	1.37	4.45
February	2005	1.36	4.76
March	2005	1.35	4.52
January	2006	1.31	4.14
February	2006	1.23	4.03
March	2006	1.27	4.06

(1) Prices on the last business day of the month.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, May 10, 2006.

Jorge E. Verruno
Chairman of the Board of Directors